UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
				(Amendment No. __1___)


            _Oramed Pharmaceuticals, Inc.________
       (Name of Issuer)

Common Shares, Par Value .012
                  _______________________________________________
(Title of Class of Securities)


                 ___________________68403P203______________________
(CUSIP Number)


		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, New Jersey 07068
			(973) 597-2406

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	____	Rule 13d-1(b)
	_x__	Rule 13d-1(c)
	____	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Cusip No. 68403P203       13G                           Page 2 of 6 Pages
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe, David M. Greenhouse and Adam C. Stettner


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable
_____________________________________________________________________________
_
      6.    Citizenship or Place of Organization:    United States
_____________________________________________________________________________
_
	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	409,316*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:	  409,316*__

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
409,316*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):     3.8%*

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?), David M. Greenhouse (?Greenhouse?) and Adam C. Stettner (?Stettner?). Marxe, Greenhouse and Stettner share sole voting and investment power over 227,160 Common Shares owned by Special Situations Fund III QP, L.P., 77,314 Common Shares owned by Special Situations Cayman Fund, L.P and 104,842 Common Shares owned by Special Situations Life Sciences Fund, L.P. See Items 2 and 4 of this Schedule for additional information.


								Page 3 of 6 Pages
Item 1.	Security and Issuer:
	(a) Oramed Pharmaceuticals Inc.
	(b) P.O. Box 39098, Jerusalem, Isreal 91390

Item 2. (a)	Name of Person Filing:
	The persons filing this report are Austin W. Marxe (?Marxe?), David M. Greenhouse (?Greenhouse?) and Adam C. Stettner (?Stettner?), who are members of SSCayman LLC (?SSCay?), the general partner of Special Situations Cayman Fund, L.P. (?Cayman?). Marxe, Greenhouse and Stettner are controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of Special Situations Fund III QP, L.P. (?SSFQP?). Marxe, Greenhouse and Stettner are also members of LS Advisers L.L.C. (?LS?), the general partner of Special Situations Life Sciences Fund, L.P. (?SSLS?). AWM serves as the investment adviser to SSFQP, Cayman and SSLS. (SSFQP, Cayman, and SSLS will hereafter be referred to as the ?Funds?). The principal business of the Funds is to invest in equity and equity-related securities and other securities of any kind or nature.


             (b) Address of Principal Business Office or, if none, Residence:

	The principal business address for Marxe, Greenhouse and Stettner is 527 Madison Avenue, Suite 2600, New York, NY 10022.


              (c) Citizenship:

       	           Austin W. Marxe, David M. Greenhouse and Adam C. Stettner are United States citizens.

              (d) Title of Class of Securities:  Common Stock
	              (e) CUSIP Number:  68403P203.

Item 3. If this statement is filed pursuant to $240.13d-1(b) or 240.13d-2(b), check whether
            the person filing is a:    Not Applicable

(a) ( )	Broker or Dealer registered under section 15 of the Act;
(b) ( )	Bank as defined in section 3(a) (6) of the Act;
(c) ( )	Insurance Company as defined in section 3(a) (19) of the Act;
(d) ( )	Investment Company registered under section 8 of the Investment
Company Act of 1940;
(e) ( )	An Investment Adviser in accordance with $240.13d
		-1(b)(I)(ii)(E);
(f) ( )	An employee benefit plan or endowment fund in accordance with
$240.13d-1(b)(I)(ii)(F);


								Page 4 of 6 Pages

(g) ( )	A parent holding company or control person in accordance with
$240.13d-
	1(b)(1)(ii)(G);
(h) ( ) 	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance

	Act;
(i) ( ) 	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940;
(j) ( )   	Group, in accordance with $240.13d-1(b)(1)(ii)(J).


Item 4.       Ownership:

(a)	Amount Beneficially Owned:  Messrs. Marxe, Greenhouse and Stettner
beneficially own a total of 409,316 Common Shares. This amount includes 227,160 Common Shares owned by SSFQP, 77,314 Common
Shares owned by Cayman and 104,842 Common Shares owned by SSLS.


(b) Percent of Class: Messrs. Marxe, Greenhouse and Stettner beneficially own 3.8% of the outstanding shares, of which SSFQP owns 2.1% of the outstanding shares, Cayman owns 0.7% of the outstanding shares and SSLS owns 1.0% of the outstanding shares.

	(c) Number of Shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:  0

		(ii)	Shared power to vote or to direct the vote: 409,316

		(iii)	Sole power to dispose or to direct the disposition of:  0

(iv)	Shared power to dispose or to direct the disposition of:
409,316


Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following _X__.


Item 6.Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.














       		Page 5 of 6 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: Not Applicable.

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notices of Dissolution of Group:  Not applicable.

Item 10.Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 9, 2015



				/s/ Austin W. Marxe
				AUSTIN W. MARXE



				/s/David M Greenhouse
				DAVID M. GREENHOUSE



				/s/Adam C. Stettner
				ADAM C. STETTNER





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


       								Page 6 of 6 Pages






JOINT FILING AGREEMENT


	Austin W. Marxe, David M. Greenhouse and Adam C. Stettner hereby agree that the Schedule 13G and any amendments thereto, to which this agreement is attached is filed on behalf of each of them.





	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse



					/s/ Adam C. Stettner
					Adam C. Stettner
-6-

S5313/1
1319328.02